Via Facsimile and U.S. Mail
Mail Stop 6010

March 21, 2008

Mr. Paul J. Clancy
Executive Vice President, Finance and Chief Financial Officer
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts   02142

Re: Biogen Idec Inc.
　　　　Form 10-K for the Year Ended December 31, 2007
　　　　Filed February 14, 2008
　　　　File No. 000-19311

Dear Mr. Clancy:

　　　　We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 44

1.　　　　It does not appear that you provided the performance graph required by Item 201 (e)(1) of Regulation S-K. Please advise.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47</u>

<u>Financial Condition and Liquidity, page 63</u>

<u>Contractual Obligations and Off-Balance Sheet Arrangements, page 65</u>

2.   Please revise your contractual obligations table to include interest payable on long term debt.

<u>Item 15. Exhibits, Financial Statement Schedules, page 74</u>

3.   Please provide us with an analysis supporting your determination that the following agreements that you have described in your filing are not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K or file these agreements as exhibits:

- Acquisition agreement relating to Syntonix Pharmaceuticals, Inc.
- Purchase agreement with Fumapharm AG
- Supply agreement with Cell Therapeutics, Inc.
- Development agreement with Neurimmune SubOne AG
- Development agreement with Cardiokine Biopharma LLC
- Exclusive collaboration and license agreement with mondoBIOTECH, AG
- Collaboration agreement with Alnylam Pharmaceuticals, Inc.
- Development agreement with UCB, S.A.
- Collaboration agreement with PDL BioPharma, Inc.
- Collaboration agreement with Sunesis Pharmaceuticals, Inc.

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>1. Business Overview and Summary of Significant Accounting Policies, page F-7</u>

<u>Revenue Recognition, page F-13</u>

<u>Reserves for Discounts and Allowances, page F-14</u>

4.   Please provide us support for your "consignment sales model" that records cost of sales at the time you ship product under the patient assistance and patient replacement goods programs. Include references to the specific paragraphs within

the accounting literature that support the accounting treatment you adopted for this expense. Revise your disclosure to:
- explain why you characterize this as a "consignment;"
- when title and risk of loss passes in the transaction;
- the dollar amount of inventory as of each balance sheet date designated to be distributed through these programs, and the accounting policy for valuing and the cash flow assumption for recording these inventories; and
- the amount of the cost of sales recorded under these programs for each year presented.

15. Research Collaborations, page F-46

Neurimmune, page F-46

Cardiokine Biopharma LLC, page F-46

5. Please revise the disclosures to better explain why consolidating Neurimmune SubOne AG and Cardiokine Biopharma LLC is required. In your response, please address the following citing the applicable guidance in FIN 46(r) as applicable:
- Tell us what your variable interest is in Neurimmune and Cardiokine and how you determined you are the primary beneficiary under FIN 46(r)
- Tell us why you believe it is appropriate to record the IPRD against the minority interest upon consolidation
- Tell us why recording the minority interest in other income is appropriate. Please cite the specific accounting literature (by pronouncement and paragraph) that supports your accounting.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Michael Reedich, Special Counsel, at (202) 551-3612 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant